Exhibit 99.15

Electra Meccanica Announces $4 Billion
Order Book for SOLO and Tofino Models

VANCOUVER, Nov. 14, 2017 /PRNewswire/ - With a growing demand for non-polluting, energy efficient vehicles, ElectraMeccanica Vehicles Corp. (OTCQB: ECCTF), a leading Canadian-based designer and manufacturer of electric vehicles, announced today combined corporate and retail orders amounting to 120,880 of its SOLO models and 39,642 Tofino models, totaling $4.38 billion (CAD) in anticipated purchase price value.

With a mission to revolutionize the way people drive, Electra Meccanica designs and manufactures the SOLO (Retail: $19,888 CAD / $15,500 USD), an electric single passenger vehicle, and the Tofino (Retail: $50,000 CAD / $40,000 USD), a classic sports vehicle with today's technology. Both models use clean energy and feature a high-performance drivetrain as well as a lightweight composite body.

"It's clear that there is a healthy appetite for electric vehicles among the masses," said Jerry Kroll, Electra Meccanica CEO. "It's our job to release the proven potential of our products to these consumers at an affordable price point. In the coming years, we anticipate that our vehicles will be the ubiquitous electric vehicle."

The Company's orders have jumped from 44,047 vehicles combined as of September 14th, totalling $1.604 billion (CAD) in anticipated purchase price value. All retail orders of the SOLO require a $250 refundable deposit, while the Tofino orders require a $1,000 refundable deposit. Corporate orders require a Letter of Intent and all orders are non-binding. The company has received 14 Letters of Intent from corporate orders worldwide, including six from North America, six from Asia and two from Europe.

"The numbers don't lie: there is tremendous confidence in our products, from both the corporate and consumer standpoint," Kroll added. "Electra Meccanica is truly at the threshold of unleashing the next generation of affordable electric vehicles."

Currently producing at its Vancouver, British Columbia facility, by virtue of its manufacturing agreement with Zongshen Industrial Group Co. of China, the company expects larger scale production of the SOLO to begin by the end of the first half of 2018 in order to meet current and expected purchases. On October 2, 2017, the Company announced a manufacturing agreement with Zongshen to produce 75,000 all-electric vehicles over the next three years.